SMARTHEAT INC.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China

March 30, 2015

VIA EMAIL
Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc. Preliminary Proxy Statement on Schedule 14A Filed February 17, 2015 File No. 001-34246

Dear Ms. Long:

This letter is being written by SmartHeat Inc. (the “Company”) in order to supplement the Company’s response to the comment letter, dated February 20, 2015 regarding the above-captioned filing of the Company. The Company is filing today its Preliminary Proxy with the audited financial statements for the period ended December 31, 2014. In its prior filing on March 23, 2015 the Company inadvertently omitted the table set forth below after the Unaudited Consolidated Balance Sheet which is included on page F-2 of the current filing.

The table below reconciles the intercompany pro forma adjustments in the Company’s pro forma balance sheet related to other receivables (net), prepayments and deposits in the amount of $22,677,382, and accrued liabilities and other payables in the amount of $14,860,195, with the related party amount disclosed in Note 6 for $22,353,558 and Note 12 for $16,327,639 in the historical financial statements of the Target Companies as of December 31, 2014.

Other receivables of Target Companies	$16,327,639
Elimination of other payables of remaining entities to Target Companies	22,353,558
Waiver of receivables of remaining entities from Target Companies per selling agreement of the forgiveness of all net indebtedness owing to Target Companies by SmartHeat and each of its other subsidiaries	(16,003,815)
Total pro forma adjustments for other receivables	$22,677,382

Ms. Pamela Long
U.S. Securities and Exchange Commission
March 30, 2015

Other payables of Target Companies	$22,353,558
Elimination of other receivables of remaining entities from Target Companies	16,327,639
Pro forma adjustment to eliminate other payable of RMB 8.5 million that holding company received from buyer as deposit for the sale on December 24, 2014 to reflect the sale of additional 60% equity interest was effective on December 31, 2014	(1,389,116)
Waiver of payables of remaining entities to Target Companies per selling agreement of the forgiveness of all net indebtedness owing to Target Companies by SmartHeat and each of its other subsidiaries	(22,431,886)
Total pro forma adjustments for other payables	$14,860,195

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Oliver Bialowons
Oliver Bialowons
President, Smartheat

cc:           R. Newman, Esq. Newman & Morrison, LLP.

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